At the special meeting held on August 27, 2010 and adjourned to September 14, 2010, shareholders of the Fund were asked to approve the Agreement and Plan of Reorganization, dated July 14, 2010 (the "Plan"), pursuant to which Credit Suisse Large Cap Blend Fund would acquire all or substantially all of the assets and liabilities of the Fund. The Plan was approved by shareholders and the shareholder vote was as follows:

FOR		6,739,201 shares
AGAINST		752,975 shares
ABSTAIN		430,965 shares